UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               UTi Worldwide Inc.
                               ------------------
                                (Name of Issuer)


                     Ordinary shares, no par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    G87210103
                                 --------------
                                 (CUSIP Number)


                                Stephen D. Cooke
                      Paul, Hastings, Janofsky & Walker LLP
                        695 Town Center Drive, 17th Floor
                          Costa Mesa, California 92626
                                 (714) 668-6200
                      -------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 April 22, 2005
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.



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


                                                        SCHEDULE 13D

-----------------------------------                                                                    ---------------------

CUSIP No. G87210103                                                                                    Page 2 of 6 Pages
----------------------------------------------------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  PTR Holdings Inc.
----------------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a) |_|

                                                                                                       (b) |_|
----------------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------

     4            SOURCE OF FUNDS
----------------------------------------------------------------------------------------------------------------------------

     5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS                   |_|
                  2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION             British Virgin Islands

----------------------------------------------------------------------------------------------------------------------------

                          7      SOLE VOTING POWER
                                      9,269,345(1)
                      ------------------------------------------------------------------------------------------------------

       NUMBER OF          8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY                    0(1)
        OWNED BY      ------------------------------------------------------------------------------------------------------
          EACH
       REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON                       12,353,846(2)
          WITH        ------------------------------------------------------------------------------------------------------

                         10      SHARED DISPOSITIVE POWER

                                      0

----------------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,353,846(2)
----------------------------------------------------------------------------------------------------------------------------

    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

----------------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  39.9% based on 30,976,603 ordinary shares outstanding as of March 31, 2005.

----------------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON

                  CO
----------------------------------------------------------------------------------------------------------------------------


________________________________
(1) See description of voting agreements disclosed in Item 5 of Reporting Person's original Schedule 13D.

(2) Includes 1,271,276 ordinary shares registered in the name of PTR Holdings Inc., 1,813,225 ordinary shares registered in the name of Union-Transport Holdings Inc. since PTR Holdings Inc. holds 56% of Union-Transport Holdings Inc. and 9,269,345 shares held by United Service Technologies Limited, including shares held through two wholly-owned subsidiaries.



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                                                        SCHEDULE 13D

-----------------------------------                                                                    ---------------------

CUSIP No. G87210103                                                                                    Page 3 of 6 Pages
----------------------------------------------------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Union-Transport Holdings Inc.
----------------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a) |_|

                                                                                                       (b) |_|
----------------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------

     4            SOURCE OF FUNDS
----------------------------------------------------------------------------------------------------------------------------

     5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS                   |_|
                  2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION             British Virgin Islands

----------------------------------------------------------------------------------------------------------------------------

                          7      SOLE VOTING POWER
                                      0(1)
                      ------------------------------------------------------------------------------------------------------

       NUMBER OF          8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY                    0(1)
        OWNED BY      ------------------------------------------------------------------------------------------------------
          EACH
       REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON                       1,813,225
          WITH        ------------------------------------------------------------------------------------------------------

                         10      SHARED DISPOSITIVE POWER

                                      0

----------------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,813,225
----------------------------------------------------------------------------------------------------------------------------

    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

----------------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.9% based on 30,976,603 ordinary shares outstanding as of March 31, 2005.

----------------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON

                  CO
----------------------------------------------------------------------------------------------------------------------------


________________________________
(1) See description of voting agreements disclosed in Item 5 of Reporting Person's original Schedule 13D.


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


                                                        SCHEDULE 13D

-----------------------------------                                                                    ---------------------

CUSIP No. G87210103                                                                                    Page 4 of 6 Pages
----------------------------------------------------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  United Service Technologies Limited
----------------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a) |_|

                                                                                                       (b) |_|
----------------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------

     4            SOURCE OF FUNDS
----------------------------------------------------------------------------------------------------------------------------

     5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS                   |_|
                  2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION             British Virgin Islands

----------------------------------------------------------------------------------------------------------------------------

                          7      SOLE VOTING POWER
                                      9,269,345
                      ------------------------------------------------------------------------------------------------------

       NUMBER OF          8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY                    0
        OWNED BY      ------------------------------------------------------------------------------------------------------
          EACH
       REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON                       9,269,345
          WITH        ------------------------------------------------------------------------------------------------------

                         10      SHARED DISPOSITIVE POWER

                                      0

----------------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,269,345
----------------------------------------------------------------------------------------------------------------------------

    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

----------------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  30.0% based on 30,976,603 ordinary shares outstanding as of March 31, 2005.

----------------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON

                  CO
----------------------------------------------------------------------------------------------------------------------------

                                  Schedule 13D
                                  ------------

         This Amendment No. 1 (this "Amendment No. 1") amends the original
Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission by each of PTR Holdings Inc., Union-Transport Holdings Inc. and United Service Technologies Limited (each a "Reporting Person" and, collectively, the "Reporting Persons") on January 3, 2005.

Item 4.     Purpose of Transaction.
            ----------------------

         On April 22, 2005, PTR Holdings Inc. entered into a written plan (the "Sales Plan") pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, under which the Reporting Person has instructed Bear, Stearns & Co. Inc., as its agent, to sell up to 500,000 shares of UTi Worldwide Inc. (the "Issuer") from July 1, 2005 through December 31, 2005, subject to the terms, conditions and restrictions set forth in the Sales Plan. PTR Holdings Inc. established the Sales Plan because, as was previously disclosed, it desires to sell the shares in connection with the previously reported resignation in 2004 of Mr. Peter Thorrington as director and executive officer of the Issuer. The adoption of the Sales Plan by the Reporting Person does not reflect a lack of confidence in the Issuer on the part of the Reporting Person. A copy of the Sales Plan is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

         (c) Except as described in Item 4 of this Amendment No. 1, none of the Reporting Persons has effected any transactions in the Issuer's ordinary shares during the past 60 days.

Item 6.     Contracts, Arrangements, Understandings or Relationship with Respect
            --------------------------------------------------------------------
            to Securities of the Issuer.
            ---------------------------

         The description of the Sales Plan set forth in Item 4 of this Amendment No. 1 is incorporated by reference into this Item 6.

Item 7.     Material to Be Filed as Exhibits.
            --------------------------------

         99.1 Sales Plan for PTR Holdings Inc., dated April 22, 2005, between PTR Holdings Inc. and Bear, Stearns & Co. Inc.

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated:   April 22, 2005


                                PTR HOLDINGS INC.



                                By: /s/ Martin Wright
                                    ------------------------------------
                                Name: Martin Wright
                                Title: Director


                                UNION-TRANSPORT HOLDINGS INC.



                                By: /s/ Ian Whitecourt
                                    ------------------------------------
                                Name:  Ian Whitecourt
                                Title: Director


                                UNITED SERVICE TECHNOLOGIES LIMITED


                                By: /s/ Edward Southey
                                    ------------------------------------
                                Name:  Edward Southey
                                Title: Director